Exhibit 99.1

NOTICE OF 2020 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

You are invited to the Husky Energy Inc. 2020 annual and special meeting of common shareholders:

When
Wednesday, April 29, 2020, 10:30 a.m. (Calgary time)

Where
Virtual only meeting via live audio webcast online at https://web.lumiagm.com/289642000

Business of the Annual and Special Meeting of Shareholders

1.	To receive the annual report of the Board of Directors to the shareholders and the consolidated audited financial statements of the Corporation for the financial year ended December 31, 2019.
2.	To appoint KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation.
3.	To elect the Board of Directors for the ensuing year.
4.	To confirm amendments to the Corporation’s By-Law No. 1.
5.	To transact such other business as may be properly brought before the meeting, or any adjournment or adjournments thereof.

You Have the Right to Vote

Only shareholders of record at the close of business on March 10, 2020 are entitled to notice of and to attend the meeting, or any adjournment or adjournments thereof, and to vote thereat. This year, to proactively deal with the public health impact of COVID-19, Husky will hold the meeting in a virtual-only format, which will be conducted via live audio webcast. Shareholders will have an equal opportunity to participate in the meeting online regardless of their geographic location.

Registered shareholders and duly appointed proxyholders will be able to attend the meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out in the accompanying management information circular. Non-registered (or beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting as guests, but guests will not be able to vote at the meeting.

Important Information

Your participation at the meeting is important. If you do not expect to attend and would like your common shares represented, please complete the enclosed proxy and return it as soon as possible in the envelope provided for that purpose. If you are a non-registered (beneficial) shareholder, you must vote using your voting instruction form, which typically allows you to vote by proxy on the internet, by telephone or by mail and, if you want to vote in person at the meeting, you must appoint yourself as a proxyholder. Please refer to your proxy form or voting instruction form, as applicable, and to the Voting Questions and Answers section in the accompanying management information circular for more information on the voting methods available to you. To be valid all proxies must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), no later than 10:30 a.m. Calgary time (12:30 p.m. Toronto time) on April 27, 2020, or on the second last business day preceding any adjournment of the meeting. Completed voting instruction forms must be returned in accordance with the instructions on the form.

By Order of the Board of Directors,

James D. Girgulis

Senior Vice President, General Counsel & Secretary

Calgary, Alberta, Canada

March 24, 2020